February 21, 2008

BY EDGAR CORRESPONDENCE

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Ameriprise Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10- Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and September 30, 2007
File No. 1-32525

Dear Mr. Decker:

We refer to the comment letter dated February 19, 2008 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for Fiscal Year Ended December 31, 2006 and the Forms 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and September 30, 2007 (collectively the “Filings”) for Ameriprise Financial, Inc. (the “Company”).

We have set forth in boldface type the text of the Staff’s comment set forth in its comment letter, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 43

Operating Activities, page 45

1.                                      We have read your response to comment one from our letter dated January 23, 2008. It appears that both of the reclassification adjustments are the result of misapplication of GAAP rather than a change in policy from one accepted GAAP method to another. Therefore, please revise your proposed language to describe these adjustments as the correction of an error. Please also revise to indicate the impact of your reclassifications on each reporting period, including quarterly periods, by disclosing the original amounts as reported and the amounts as corrected.

We will include the following paragraphs in Footnote 1 Basis of Presentation in our 2007 Annual Report.

Statement of Cash Flows Reclassifications

The Company has reclassified certain prior year balances in the Consolidated Statements of Cash Flows. The changes were made to appropriately present net cash provided by operating activities and net cash provided by (used in) financing activities.

The Company previously classified transfers to and from the fixed account option within our variable annuity product as an operating activity in its Consolidated Statements of Cash Flows. The Company has reclassified these transfers as a financing activity in accordance with Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”.

In addition, the Company previously classified certain customer transfers to and from cash investment products as a financing activity. The Company has reclassified the change in brokerage accounts as an operating activity in accordance with the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities.

The effect of these reclassifications on prior year net cash provided by operating activities and net cash provided by (used in) financing activities is summarized below for the years ended December 31, 2006 and 2005. The effect of these reclassifications on prior quarters’ net cash provided by (used in) operating activities and net cash used in financing activities is summarized in Note 27 Quarterly Financial Data (Unaudited).

We will insert the table presented in our letter to you dated February 8, 2008 identifying the balances previously reported, the reclassification amounts and the amounts adjusted for these reclassifications for the years ended December 31, 2006 and 2005.

In Footnote 27 Quarterly Financial Data (Unaudited) we will asterisk the columns labeled 9/30, 6/30 and 3/31 in the 2007 and 2006 sections and define the asterisk as follows:

* Statement of Cash Flows Reclassifications

The Company has reclassified certain prior quarter balances in the Consolidated Statements of Cash Flows. The changes were made to appropriately present net cash provided by (used in) operating activities and net cash used in financing activities.

The Company previously classified transfers to and from the fixed account option within our variable annuity product as an operating activity in its Consolidated Statements of Cash Flows. The Company has reclassified these transfers as a financing activity in accordance with Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”.

In addition, the Company previously classified certain customer transfers to and from cash investment products as a financing activity. The Company has reclassified the change in brokerage accounts as an operating activity in accordance with the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities.

 The effect of these reclassifications on prior quarters’ net cash provided by (used in) operating activities and net cash used in financing activities is summarized below:

We will insert the table presented in our letter to you dated February 8, 2008 identifying the balances previously reported, the reclassification amounts and the amounts adjusted for these reclassifications for the three months ended March 31, 2007 and 2006, the six months ended June 30, 2007 and 2006 and the nine months ended September 30, 2007 and 2006.

*        *         *

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-678-4769.

Very truly yours,

/s/ David K. Stewart
David K. Stewart
Senior Vice President and Corporate Controller

cc:	James M. Cracchiolo, President and Chief Executive Officer
Walter S. Berman, Executive Vice President and Chief Financial Officer

Ernest Greene
Lisa Haynes
Division of Corporation Finance
Securities and Exchange Commission